SUB-ITEM 77M: Mergers

Effective as of May 10, 2002, the fund acquired all of the net assets of Credit Suisse International Small Cap Fund in a tax-free exchange of shares. The Agreement and Plan of Reorganization relating to the transaction was approved at a meeting of the board of directors of the fund held on November 12, 2001. The transaction was approved by shareholders of Credit Suisse International Small Cap Fund at a meeting held on May 10, 2002. Credit Suisse International Small Cap Fund was deregistered as an investment company pursuant to an order of the Securities and Exchange Commission dated August 20, 2002.